EXHIBIT 99.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use of our reports dated February 25, 2016 with respect to the consolidated financial statements of Repsol Oil & Gas Canada Inc., which comprise the consolidated balance sheets as at December 31, 2015 and 2014, and the consolidated statements of loss, comprehensive loss, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2015, and a summary of significant accounting policies and other explanatory information, included in an exhibit to the Annual Report (Form 40-F) for the year ended December 31, 2015.

(Signed) “Ernst & Young LLP”

Calgary, Canada

February 25, 2016